Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Alterra Capital Holdings Limited

We consent to the incorporation by reference in this registration statement on Form S-8, of Alterra Capital Holdings Limited of our reports dated February 24, 2012, with respect to the consolidated balance sheets of Alterra Capital Holdings Limited as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Alterra Capital Holdings Limited.

/s/ KPMG

Hamilton, Bermuda

November 9, 2012